SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Ambev S.A.

Interim consolidated

financial statements at
September 30, 2024
and report on review

Report on review of interim
consolidated financial statements

To the Board of Directors and Shareholders

Ambev S.A.

Introduction

We have reviewed the accompanying interim consolidated balance sheet of Ambev S.A. and its subsidiaries ("Company") as at September 30, 2024, the related interim consolidated income statement and comprehensive income for the quarter and nine-month period then ended and the related interim consolidated statement of changes in equity and cash flows for the nine-month period then ended and notes, comprising a summary of material accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the accounting standard International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of review

We conducted our review in accordance with International Standards on Reviews of Interim Financial Information (ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements referred to above is not prepared, in all material respects, in accordance with IAS 34.

São Paulo, November 7, 2024

PricewaterhouseCoopers	Sérgio Eduardo Zamora
Auditores Independentes Ltda.	Contador CRC 1SP168728/O-4
CRC 2SP000160/O-5

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16o

São Paulo, SP, Brasil, 04538-132

T: +55 (11) 4004-8000, www.pwc.com.br

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET

All amounts in thousands of Brazilian Reais

Assets	Note	09/30/2024	12/31/2023

Cash and cash equivalents	5.1	19,784,362	16,059,003
Investment securities	5.2	1,154,677	277,164
Trade receivables		6,087,501	5,741,457
Derivative financial instruments	21	533,652	378,049
Inventories	6	11,093,344	9,619,022
Recoverable taxes	7	2,471,625	3,435,688
Other assets		1,547,769	1,052,667
Current assets		42,672,930	36,563,050

Investment securities	5.2	248,018	242,168
Derivative financial instruments	21	2,394	1,673
Recoverable taxes	7	11,264,799	11,325,096
Deferred tax assets	8.1	9,138,239	7,969,592
Other assets		1,353,088	1,520,701
Employee benefits		65,588	57,261
Long term assets		22,072,126	21,116,491

Investments in associates and joint ventures		328,000	289,063
Property, plant and equipment	9	28,767,577	26,630,156
Intangible assets		11,552,331	10,041,733
Goodwill	10	41,893,397	38,003,640

Non-current assets		104,613,431	96,081,083

Total assets		147,286,361	132,644,133

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED BALANCE SHEET (CONTINUED)

All amounts in thousands of Brazilian Reais

Equity and liabilities	Note	09/30/2024	12/31/2023

Trade payables	11	21,071,847	23,195,101
Derivative financial instruments	21	185,193	751,362
Interest-bearing loans and borrowings	12	1,211,089	1,298,091
Payroll and social security payables		2,531,598	2,128,547
Dividends and interest on shareholders’ equity payable		1,666,361	1,526,151
Income tax and social contribution payable		1,604,295	1,340,492
Taxes and contributions payable		4,086,606	6,236,626
Other liabilities, including put option granted on subsidiaries		2,815,795	4,110,138
Provisions	13	500,330	418,389
Current liabilities		35,673,114	41,004,897

Trade payables	11	343,425	307,300
Derivative financial instruments	21	-	11,643
Interest-bearing loans and borrowings	12	2,169,184	2,202,975
Deferred tax liabilities	8.1	4,567,515	3,318,448
Income tax and social contribution payable		1,339,757	1,487,125
Taxes and contributions payable		572,973	513,315
Other liabilities, including put option granted on subsidiaries		944,668	1,083,221
Provisions	13	620,990	559,614
Employee benefits		2,170,658	2,011,793
Non-current liabilities		12,729,170	11,495,434

Total liabilities		48,402,284	52,500,331

Equity	14
Issued capital		58,226,036	58,177,929
Reserves		98,560,814	98,669,404
Carrying value adjustments		(73,481,018)	(77,878,043)
Retained earnings/(losses)		14,834,556	-
Equity attributable to Ambev’s shareholders		98,140,388	78,969,290
Non-controlling interests		743,689	1,174,512
Total equity		98,884,077	80,143,802

Total equity and liabilities		147,286,361	132,644,133

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED INCOME STATEMENT

For the three and nine-month periods ended September 30

All amounts in thousands of Brazilian Reais unless otherwise stated

		Nine-month period ended:		Three-month period ended:
	Note	2024	2023	2024	2023

Net sales	16	62,417,251	59,747,622	22,096,739	20,317,765
Cost of sales		(31,091,577)	(29,990,311)	(10,972,603)	(10,223,018)
Gross profit		31,325,674	29,757,311	11,124,136	10,094,747

Distribution expenses		(8,269,753)	(8,206,220)	(2,828,265)	(2,607,819)
Commercial expenses		(6,123,679)	(5,608,527)	(2,028,008)	(1,776,858)
Administrative expenses		(4,313,400)	(3,893,180)	(1,530,002)	(1,272,024)
Other operating income/(expenses)	17	1,707,934	1,352,248	595,321	474,735
Exceptional items	18	(48,178)	(167,948)	(18,882)	(16,643)
Income from operations		14,278,598	13,233,684	5,314,300	4,896,138

Finance income	19	1,646,048	1,547,633	515,567	488,284
Finance expenses	19	(2,853,655)	(4,225,851)	(936,110)	(1,299,888)
Other net financial results	19	(496,085)	(231,024)	(260,982)	(26,292)
Net financial results (i)		(1,703,692)	(2,909,242)	(681,525)	(837,896)

Share of results of associates and joint ventures		1,822	(15,163)	36,844	1,440
Income before income tax		12,576,728	10,309,279	4,669,619	4,059,682

Income tax expense	8.1	(2,754,357)	122,734	(1,103,318)	(44,678)
Net income		9,822,371	10,432,013	3,566,301	4,015,004

Attributable to:
Equity holders of Ambev		9,556,858	10,114,289	3,460,273	3,911,740
Non-controlling interest		265,513	317,724	106,028	103,264

Basic earnings per share – common – R$		0.6073	0.6424	0.2200	0.2484
Diluted earnings per share – common – R$		0.6040	0.6384	0.2188	0.2469

(i) As detailed in note 19 – Net financial results, as of the first quarter of 2024 the Company improved the split between financial result lines, including for comparative purposes.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the three and nine-month periods ended September 30

All amounts in thousands of Brazilian Reais

	Nine-month period ended:		Three-month period ended:
	2024	2023	2024	2023

Net income	9,822,371	10,432,013	3,566,301	4,015,004

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge – put option granted on subsidiaries	(74,043)	135,744	22,643	(61,976)
Gains/losses on translation of other foreign operations	4,133,385	(5,845,467)	(1,174,030)	(532,452)
Gains/losses on translation of foreign operations	4,059,342	(5,709,723)	(1,151,387)	(594,428)

Cash flow hedge – gains/(losses)
Recognized in equity (Hedge reserve)	152,046	(32,851)	(134,157)	635,991
Reclassified from equity (Hedge reserve) and included in profit or loss	(256,138)	(5,949)	(217,778)	111,221
Total cash flow hedge	(104,092)	(38,800)	(351,935)	747,212

Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	496	3,961	(365)	(269)

Other comprehensive (loss)/income	3,955,746	(5,744,562)	(1,503,687)	152,515

Total comprehensive (loss)/income	13,778,117	4,687,451	2,062,614	4,167,519

Attributable to:
Equity holders of Ambev	13,453,868	4,433,195	1,999,486	4,027,481
Non-controlling interest	324,249	254,256	63,128	140,038

The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in note 8 –Income tax and social contribution.

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the nine-month period ended September 30

All amounts in thousands of Brazilian Reais

	Equity attributable to Ambev’s holders
	Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2023	58,130,517	55,339,694	36,906,900	-	(68,421,478)	81,955,633	1,372,194	83,327,827

Net Income	-	-	-	10,114,289	-	10,114,289	317,724	10,432,013

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	-		-	-	(5,647,643)	(5,647,643)	(62,080)	(5,709,723)
Cash flow hedges	-		-	-	(37,590)	(37,590)	(1,210)	(38,800)
Actuarial gains/(losses)	-		-	-	4,139	4,139	(178)	3,961
Total comprehensive income	-	-	-	10,114,289	(5,681,094)	4,433,195	254,256	4,687,451
Capital increase (note 14)	47,412	(32,869)	-	-	-	14,543	-	14,543
Effect of application of IAS 29 (hyperinflation)	-	-	-	3,656,397	-	3,656,397	9,556	3,665,953
Options granted on subsidiaries	-	-	-	-	6,666	6,666	-	6,666
Gains/(losses) of controlling interest	-	-	-	-	811	811	-	811
Tax on deemed dividends	-	-	-	-	(12,467)	(12,467)	-	(12,467)
Dividends paid	-	-	-	-	-	-	(331,215)	(331,215)
Share buyback, results from treasury shares and share-based payments	-	200,122	-	-	-	200,122	1,487	201,609
At September 30, 2023	58,177,929	55,506,947	36,906,900	13,770,686	(74,107,562)	90,254,900	1,306,278	91,561,178

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

For the nine-month period ended September 30

All amounts in thousands of Brazilian Reais

	Equity attributable to Ambev’s holders
	Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2024	58,177,929	55,479,564	43,189,840	-	(77,878,043)	78,969,290	1,174,512	80,143,802

Net Income	-	-	-	9,556,858	-	9,556,858	265,513	9,822,371

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	-		-	-	3,998,332	3,998,332	61,010	4,059,342
Cash flow hedges	-		-	-	(101,858)	(101,858)	(2,234)	(104,092)
Actuarial gains/(losses)	-		-	-	536	536	(40)	496
Total comprehensive income	-	-	-	9,556,858	3,897,010	13,453,868	324,249	13,778,117
Capital increase (note 14)	48,107	-	-	-	-	48,107	-	48,107
Effect of application of IAS 29 (hyperinflation)	-	-	-	5,256,878	-	5,256,878	10,589	5,267,467
Gains/(losses) of controlling interest	-	1,958	-	-	517,291	519,249	(518,385)	864
Tax on deemed dividends	-	-	-	-	(17,276)	(17,276)	-	(17,276)
Dividends paid	-	-	-	-	-	-	(248,391)	(248,391)
Share buyback, results from treasury shares and share-based payments	-	(110,548)	-	-	-	(110,548)	1,115	(109,433)
Prescribed/(complementary) dividends	-	-	-	20,820	-	20,820	-	20,820
At September 30, 2024	58,226,036	55,370,974	43,189,840	14,834,556	(73,481,018)	98,140,388	743,689	98,884,077

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

For the three and nine-month periods ended September 30

All amounts in thousands of Brazilian Reais

		Nine-month period ended:		Three-month period ended:
	Note	2024	2023	2024	2023

Net income		9,822,371	10,432,013	3,566,301	4,015,004
Adjustments by:
Depreciation, amortization and impairment		5,082,448	4,902,238	1,730,270	1,671,482
Impairment losses on receivables and inventory		245,746	272,126	68,443	87,934
Additions/(reversals) in provisions and employee benefits		210,409	107,301	79,366	35,216
Net financial results	19	1,703,692	2,909,242	681,525	837,896
Losses/(gains) on sale of property, plant and equipment and intangible assets		(74,887)	(54,551)	(32,998)	(11,978)
Share-based payment expenses	20	287,241	269,671	102,759	87,761
Income tax expense	8	2,754,357	(122,734)	1,103,318	44,678
Share of results of associates and joint ventures		(1,822)	15,163	(36,844)	(1,440)
Hedge operations	21.2	(374,885)	(239,937)	(345,416)	1,367
Other non-cash items included in profit		-	(9,031)	-	-
Cash flow from operating activities before changes in working capital		19,654,670	18,481,501	6,916,724	6,767,920

(Increase)/decrease in trade and other receivables		(264,803)	(581,478)	19,185	(373,086)
(Increase)/decrease in inventories		(1,270,465)	833,952	78,927	996,543
Increase/(decrease) in trade and other payables		(3,426,717)	(5,612,067)	946,601	273,352
Cash generated from operations		14,692,685	13,121,908	7,961,437	7,664,729

Interest paid		(404,664)	(552,361)	(133,940)	(264,494)
Interest received		1,098,880	629,430	346,209	256,985
Dividends received		21,411	11,213	10,032	5,935
Income tax paid		(3,223,555)	(2,447,773)	(75,306)	259,824
Cash flow from operating activities		12,184,757	10,762,417	8,108,432	7,922,979

Proceeds from sales of property, plant and equipment and intangible assets		117,484	83,769	26,521	25,493
Acquisitions of property, plant and equipment and intangible assets		(3,229,988)	(3,731,380)	(1,186,002)	(1,282,685)
Proceeds/(acquisitions) of subsidiaries, net of cash acquired		3,373	(46,507)	(186)	(46,507)
Capital increase in associates and subsidiaries		-	(6,334)	-	2,087
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		(877,164)	191,231	32,060	91,488
Net proceeds/(acquisitions) of other assets		(6,424)	-	(6,424)	-
Cash flow from/(used in) investing activities		(3,992,719)	(3,509,221)	(1,134,031)	(1,210,124)

Capital increase		17,486	14,543	-	-
Capital increase/(decrease) of non-controlling interest		(1,343)	-	(46)	-
Proceeds/(buyback) treasury shares		(367,555)	(79,149)	(228)	(54,067)
Acquisitions of non-controlling interest		(1,716,959)	-	-	-
Proceeds from borrowings		460,300	39,482	27,057	1,120
Repayment of borrowings		(557,375)	(180,036)	(49,534)	(48,045)
Cash net of finance costs other than interests		(1,741,399)	(2,800,028)	(647,635)	(861,426)
Payment of lease liabilities		(994,874)	(827,594)	(327,556)	(314,250)
Dividends and interest on shareholders’ equity paid		(187,504)	(292,170)	(89,948)	(125,381)
Cash flow from/(used in) financing activities		(5,089,223)	(4,124,952)	(1,087,890)	(1,402,049)

Net increase/(decrease) in cash and cash equivalents		3,102,815	3,128,244	5,886,511	5,310,806
Cash and cash equivalents less bank overdrafts at the beginning of the year		16,059,003	14,852,092	14,154,434	12,013,065
Effect of exchange rate fluctuations on cash and cash equivalents		622,544	(567,860)	(256,583)	88,605
Cash and cash equivalents less bank overdrafts at the end of the year		19,784,362	17,412,476	19,784,362	17,412,476

The accompanying notes are an integral part of these interim consolidated financial statements.

AMBEV S.A.

1.	CORPORATE INFORMATION

1.1 Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo - SP, Brazil, has as its social purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third party products, the sale of promotional and advertising materials and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Group portfolio includes several own brands, like Brahma®, Skol®, Antarctica®, Original®, Colorado®, Bohemia®, Serramalte®, Quilmes®, Patagonia®, Guaraná Antarctica®, Beats® among others, and licensed brands, like Budweiser®, Corona®, Stella Artois®, Spaten® Beck’s® and Mike’s®.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”), under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”).

2.	BASIS OF PREPARATION AND PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements on September 30, 2024 have been prepared using the going-concern accounting basis and are being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB®”).

The information does not meet all disclosure requirements for the presentation of full annual consolidated financial statements and are disclosed with relevant information and changes in the period, without the level of detail in certain accompanying notes previously disclosed, avoiding repetition which, in Management's opinion, provides an understanding of the Company's equity position and performance during the interim period. Therefore, the consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2023, prepared in accordance with International Financial Reporting Standards (“IFRS®”) issued by the IASB®.

The following notes are not disclosed in the interim consolidated financial statements:

	Name of accompanying note in annual financial statements	Accompanying note
(a)	Payroll and related benefits	9
(b)	Additional information on cost of sales and operating expenses by nature	10
(c)	Earnings per share	12
(d)	Impairment of non-financial assets	16
(e)	Intangibles	17
(f)	Trade receivables	20
(g)	Employee benefits	24

AMBEV S.A.

In addition, the material accounting policies presented in the respective accompanying notes are not disclosed in these interim consolidated financial statements. The following notes are not in the same level of detail presented in the annual consolidated financial statements, for the year ended December 31, 2023:

	Name of accompanying note in annual financial statements	Accompanying note
(a)	Summary of material accounting policies	3
(b)	Use of estimates and judgments	4
(c)	Income tax and social contribution	13
(d)	Goodwill	15
(e)	Changes in equity	22
(f)	Interest-bearing loans and borrowing	23
(g)	Share-based payments	25
(h)	Provisions, contingent liabilities and contingent asset	27
(i)	Financial instruments and risks	28
(j)	Related parties	30

In preparing the interim consolidated financial statements, management uses judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. The relevant estimates and judgments are disclosed in note 4 - Use of estimates and judgments.

The interim consolidated financial statements were approved, in their final form, by the Board of Directors on October 30, 2024.

2.1 Functional and presentation currency

The functional and presentation currency of the Company interim consolidated financial statements is the Brazilian Real, which is the currency of its main economic operating environment. For presentation purposes, the interim consolidated financial statements are presented in thousands of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest thousand.

Foreign currency transactions are registered using the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated using the balance sheet date rate. Non-monetary assets and liabilities denominated in foreign currencies are translated using the foreign exchange rate prevailing as at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies stated at fair value are translated using the exchange rate in force as at the date on which the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

Assets and liabilities of subsidiaries located abroad are translated using the foreign exchange rates prevailing at the balance sheet date, while amounts from the income statement and cash flow are translated utilizing the average exchange rate for the year, and changes in equity are translated at the historical exchange rate of each transaction. Translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Carrying value adjustments.

In the consolidation process, exchange differences arising from the translation of equity in foreign operations and borrowing and other currency instruments designated as net investment hedges are recognized in Carrying value adjustments, an equity reserve, and included in Other comprehensive income.

AMBEV S.A.

Even when recorded in the acquiring entity, the goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the foreign exchange rate at the balance sheet date.

2.1.1 Exchange rates

The most significant exchange rates used for the preparation of the Company’s interim consolidated financial statements are as follow:

			Closing rate		Average rate
					Nine-month period ended:		Three-month period ended:
Currency	Name	Country	09/30/2024	12/31/2023	09/30/2024	09/30/2023	06/30/2024	06/30/2023

ARS	Argentinian Peso	Argentina	0.0056	0.0060	0.0058	0.0203	0.0058	0.0240
BBD	Barbadian Dollar	Barbados	2.6857	2.3866	2.5722	2.4717	2.4767	2.5225
BOB	Bolivian Peso	Bolivia	0.7828	0.6956	0.7497	0.7204	0.7218	0.7352
CAD	Canadian Dollar	Canada	4.0307	3.6536	3.8361	3.7174	3.7058	3.7682
CLP	Chilean Peso	Chile	0.0061	0.0055	0.0056	0.0061	0.0054	0.0063
GTQ	Quetzal	Guatemala	0.7089	0.6189	0.6718	0.6401	0.6455	0.6542
USD	US Dollar	Panamá and Cuba	5.4481	4.8413	5.2179	5.0140	5.0241	5.1171
PYG	Guarani	Paraguay	0.0007	0.0007	0.0007	0.0007	0.0007	0.0007
DOP	Dominican Peso	Dominican Republic	0.0904	0.0831	0.0883	0.0899	0.0853	0.0921
UYU	Uruguayan Peso	Uruguay	0.1308	0.1241	0.1330	0.1303	0.1297	0.1311

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The accounting practices adopted by the Company are consistent in the both years presented. There were no changes in the accounting policies and calculation methods used for the interim consolidated financial statements as at September 30, 2024 compared to those presented in the consolidated financial statements for the years ended December 31, 2023.

3.1 Recently issued IFRS

The changes in standards and new standards, which became effective in 2024 are not applicable or did not have any material impact in these consolidated financial statements. The main changes in accounting standards which, in management's assessment, could possibly generate an impact on subsequent disclosures follows:

(i)	In December 2021, the Organisation for Economic Cooperation and Development ("OECD"), as part of the Inclusive Framework on Base Erosion and Profit Shifting ("BEPS") project, released the Global Model Rules Against Base Erosion (or Global Anti-Base Erosion Model Rules - GloBE), part of “Pilar Two” project, aiming at a common approach to international corporate taxation, in order to ensure that multinational economic groups within the scope of these rules calculate income taxes at a minimum effective rate of 15% in each country where it operates. These rules will have to be approved locally in each country that adheres to the proposal, via applicable legislation. A few countries in which the company operates have already promulgated new laws or are in the process of discussing and approving them.

AMBEV S.A.

In May 2023, the IASB® issued scope changes to IAS 12 – Income Taxes that allows a temporary exemption in accounting for deferred income taxes arising from promulgated or substantially promulgated legislation implementing OECD Pillar Two, an exemption which has been adopted by the Group.

In the Group's case, the Pillar Two Rules are effective in 2024 in some jurisdictions without material impacts in the interim financial statements as of September 30, 2024. In Brazil, on October 3, 2024, after the period ended, were published the Provisional Measure No. 1.262/24 and RFB Normative Instruction No. 2.228/24, effective as of January 1, 2025, with has the purpose of adapting Brazilian tax legislation to the Global Anti-Base Erosion Model Rules (GloBE rules) and implementing the additional Social Contribution on Net Income (CSLL), to establish a minimum effective tax rate of 15%. The Company's analysis of the potential impacts of this new legislation on its financial statements is in progress.

(ii)	In August 2023, IASB® issued amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates. The modifications implemented provides the application of a consistent approach when assessing whether a currency is exchangeable for another currency as well as new guidelines on measurement and disclosure in contexts where the currency is not considered exchangeable. The Company is evaluating potential impacts from these amendments, which is required to be adopted for annual reporting periods beginning on or after 1 January 2025.

(iii)	In April 2024, IASB® issued the IFRS 18 - Presentation and Disclosure in Financial Statements. This standard will replace IAS 1 - Presentation of Financial Statements, for the preparation of financial statements beginning on or after January 1, 2027. The standard intends to address investor demands for more relevant and comparable information disclosed in entities' financial statements. IFRS 18 introduces changes to the income statement with three new categories of income and expenses - operating, investing, and financing - two mandatory subtotals, and changes in the grouping of balances. Additionally, it introduces mandatory disclosures in the notes on management-defined performance measures, changes to the statement of cash flows, and new requirements for presenting expenses by nature or function. The Group is currently assessing the impacts of adopting this standard on its consolidated financial statements.

Regarding the amendments to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosures, which establish new disclosure requirements for financing transactions with suppliers, the so-called "Supplier Finance Arrangements". The Group has evaluated the changes and has not identified the necessity for additional disclosures in its consolidated financial statements.

In addition, there are no other standards, standard changes or IFRIC interpretations that still haven’t been in force and that may have a material impact in entity’s consolidated financial statements. The company also has not adopted any standards in advance.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of interim consolidated financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and several other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments relating to the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

AMBEV S.A.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

The accounting policy which reflects significant estimates and judgments used in the preparation of these interim consolidated financial statements for the nine-month period ended September 30, 2024 have not changed from those valid on December 31, 2023.

AMBEV S.A.

5.	CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES

5.1 Cash and equivalents

	09/30/2024	12/31/2023

Cash	137,928	267,077
Current bank accounts	8,578,606	6,818,336
Short-term bank deposits (i)	11,067,828	8,973,590
Cash and cash equivalents	19,784,362	16,059,003

(i) The balance refers mostly to Bank Deposit Certificates (“CDBs”), high liquidity bonds, which are readily convertible into known amounts of cash, and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance includes the amount of R$3,664 million as at September 30, 2024 (R$3,768 million in December 31, 2023), which is not freely transferable to the parent company due to remittance restrictions in Cuba and Argentina, although available for use in the local operations of the subsidiaries in question.

5.2 Investment securities

	09/30/2024	12/31/2023

Financial assets at fair value through profit or loss	1,154,677	277,164
Current assets	1,154,677	277,164

Investment on debt securities (i)	248,018	242,168
Non-current assets	248,018	242,168

Total	1,402,695	519,332

(i) The balance refers substantially to financial investments linked to tax incentives that are not readily convertible into a known amount of cash.

6.	INVENTORIES

	09/30/2024	12/31/2023

Finished goods	4,188,336	2,990,337
Work in progress	766,846	826,520
Raw materials and consumables	4,661,081	4,599,874
Spare parts and others	974,041	806,867
Prepayments	629,180	537,871
Impairment losses	(126,140)	(142,447)
	11,093,344	9,619,022

AMBEV S.A.

The changes in impairment losses on inventory are as follows:

	09/30/2024	12/31/2023
Balance at the end of the previous year	(142,447)	(160,173)
Effects of cumulative translation adjustment (CTA)	(9,665)	12,932
Provisions	(176,132)	(262,884)
Write-offs	202,104	267,678
Balance at the end of the period	(126,140)	(142,447)

7.	RECOVERABLE TAXES
	09/30/2024	12/31/2023
PIS/COFINS exclusion of ICMS (i)	287,179	219,010
PIS/COFINS	69,585	170,426
ICMS	357,021	426,936
IPI	120,676	112,541
Income tax and social contributions	1,536,252	2,436,614
Other	100,912	70,161
Current	2,471,625	3,435,688

PIS/COFINS exclusion of ICMS (i)	6,695,512	6,490,398
ICMS	378,209	436,508
Income tax and social contributions	3,870,133	4,087,032
Other	320,945	311,158
Non-current	11,264,799	11,325,096

Total	13,736,424	14,760,784

(i) Over the last few years, as disclosed in the respective annual consolidated financial statements, the Company recognized at the income statement PIS and COFINS credits arising from the exclusion of ICMS, including in the form of tax substitution, from the calculation basis. The effect of that entry impacts the balance sheet, in the item Recoverable PIS/COFINS – exclusion of ICMS, according to the table above.

AMBEV S.A.

8.	INCOME TAX AND SOCIAL CONTRIBUTION

8.1 Deferred income tax and social contribution

The details of the amount of deferred income tax and social contribution by type of temporary difference are as follows:

	09/30/2024			12/31/2023
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	8,147	-	8,147	8,231	-	8,231
Intangible	-	(1,904,063)	(1,904,063)	-	(1,369,738)	(1,369,738)
Employee benefits	915,866	-	915,866	856,512	-	856,512
Trade payables	3,401,435	-	3,401,435	2,843,806	(3,281)	2,840,525
Trade receivables	32,671	(5,186)	27,485	43,807	(7,002)	36,805
Derivative financial instruments	31,040	(115,513)	(84,473)	31,091	(77,210)	(46,119)
Interest-bearing loans and borrowings	8,411	-	8,411	7,518	-	7,518
Inventories	61,521	(112,288)	(50,767)	268,589	(59,561)	209,028
Property, plant and equipment	1,053,481	(2,333,388)	(1,279,907)	714,218	(1,837,179)	(1,122,961)
Withholding tax on undistributed profits and royalties	-	(1,849,673)	(1,849,673)	-	(1,385,500)	(1,385,500)
Investments in associates and joint ventures	-	(383,678)	(383,678)	-	(383,678)	(383,678)
Interest on shareholders’ equity	881,777	-	881,777	-	-	-
Tax losses carryforward	4,064,849	-	4,064,849	4,383,261	-	4,383,261
Provisions	1,352,230	(14,408)	1,337,822	1,026,343	(4,637)	1,021,706
Complement of income tax of foreign subsidiaries due in Brazil	-	(136,628)	(136,628)	-	-	-
Impact of the adoption of IFRS 16 (Leases)	-	(40,065)	(40,065)	14,484	(19,679)	(5,195)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(75,842)	(75,842)	-	(228,510)	(228,510)
Other items	257,780	(527,752)	(269,972)	266,340	(437,081)	(170,741)
Gross deferred tax assets/(liabilities)	12,069,208	(7,498,484)	4,570,724	10,464,200	(5,813,056)	4,651,144
Netting by taxable entity	(2,930,969)	2,930,969	-	(2,494,608)	2,494,608	-
Net deferred tax assets/(liabilities)	9,138,239	(4,567,515)	4,570,724	7,969,592	(3,318,448)	4,651,144

Among the deferred tax assets on tax losses carryforward, the tax authorities unilaterally offset in tax proceedings the total amount of R$268,602 (R$268,602 in December 31, 2023), which is equivalent to R$790,005 (R$790,005 in December 31, 2023) in tax losses basis. Such proceedings are classified as having a possible likelihood of loss.

AMBEV S.A.

8.1.1 Realization of deferred taxes

As at September 30, 2024 the deferred tax assets and liabilities are expected to be utilized/settled, as follows:

	09/30/2024
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	8,147	8,147
Intangible	-	(1,904,063)	(1,904,063)
Employee benefits	223,967	691,899	915,866
Trade payables	(55,958)	3,457,393	3,401,435
Trade receivables	23,393	4,092	27,485
Derivative financial instruments	(86,560)	2,087	(84,473)
Interest-bearing loans and borrowings	-	8,411	8,411
Inventories	(49,429)	(1,338)	(50,767)
Property, plant and equipment	16,166	(1,296,073)	(1,279,907)
Withholding tax on undistributed profits and royalties	-	(1,849,673)	(1,849,673)
Investments in associates and joint ventures	-	(383,678)	(383,678)
Interest on shareholders’ equity	881,777	-	881,777
Provisions	597,922	739,900	1,337,822
Complement of income tax of foreign subsidiaries due in Brazil	(136,628)	-	(136,628)
Impact of the adoption of IFRS 16 (Leases)	-	(40,065)	(40,065)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(75,842)	(75,842)
Other items	(124,549)	(145,423)	(269,972)
Total	1,290,101	(784,226)	505,875

Deferred tax related to tax losses carryforward	09/30/2024
2025	373,730
2026	1,509,387
2027	787,200
2028 to 2030	1,049,307
2031 onward (i)	345,225
Total	4,064,849

(i) The Company has no tax losses expected to be realized in more than 10 years.

8.1.2 Changes in deferred taxes

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2023	4,651,144
Recognition of actuarial gains/(losses)	(92)
Cash flow hedge – gains/(losses)	(206,991)
Gains/(losses) on cumulative translation adjustment [CTA]	622,819
Recognized in other comprehensive income	415,736
Recognized in the income statement	636,039
Changes directly in the balance sheet	(1,132,195)
Recognized in deferred tax	(726,753)
Effect of application of IAS 29 (hyperinflation)	(726,753)
Recognized in other balance sheet group	(405,442)
At September 30, 2024	4,570,724

AMBEV S.A.

8.1.3 Deferred tax asset related to tax losses

As of September 30, 2024, besides the tax credits related to tax losses carryforward effectively recognized in the amounts disclosed above, other tax credits related to tax losses carryforward were not recorded, since their realization is not probable in currently Management evaluation. The accumulated amount represents R$834,599 (R$669,024 in December 31, 2023) - which is equivalent, in value basis, to R$3,183,482 at September 30, 2024 (R$2,521,047 in December 31, 2023).

8.2 Income tax and social contribution

Income taxes reported in the income statement are analyzed as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Income tax expense – current	(3,390,396)	(2,790,108)	(1,277,530)	(1,269,706)

Deferred tax expense on temporary differences	954,451	2,732,018	27,978	1,323,060
Deferred tax on tax loss carryforward movements in the current period	(318,412)	180,824	146,234	(98,032)
Total deferred tax (expense)/income	636,039	2,912,842	174,212	1,225,028

Total income tax expenses	(2,754,357)	122,734	(1,103,318)	(44,678)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	Nine-month period ended:		Three-month period ended:
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Profit before income tax	12,576,728	10,309,279	4,669,619	4,059,682
Adjustment on a taxable basis
Others non-taxable income	(376,439)	(622,435)	(122,530)	(131,521)
Government grants related to excise duties	(27,819)	(2,173,355)	(27,819)	(769,185)
Share of results of associates and joint ventures	(1,822)	15,163	(36,844)	(1,440)
Non-deductible expenses	49,925	31,518	15,125	11,924
Foreign profit calculation	(30,084)	422,581	36,013	161,926
	12,190,489	7,982,751	4,533,564	3,331,386
Aggregated weighted nominal tax rate	28.57%	28.97%	27.22%	29.65%
Taxes payable – nominal rate	(3,483,053)	(2,312,373)	(1,233,924)	(987,677)
Adjustment on tax expense
Income tax incentives	399,534	77,282	75,263	29,604
Deductible interest on shareholders’ equity	874,698	2,758,884	363,660	1,082,183
Tax savings from goodwill amortization	2,689	12,868	896	4,289
Withholding income tax	(564,870)	(222,846)	(154,958)	(122,082)
Recognition/(write-off) of deferred charges on tax losses	(105,234)	29,102	(73,809)	123,485
Effect of application of IAS 29 (hyperinflation)	57,222	(409,960)	(294)	(152,379)
Others with reduced taxation	64,657	189,777	(80,152)	(22,101)
Income tax and social contribution expense	(2,754,357)	122,734	(1,103,318)	(44,678)
Effective tax rate	21.90%	-1.19%	23.63%	1.10%

The main events that impacted the effective tax rate for the period were:

•	Government grants for excise duties: Related to regional incentives and economic development policies, these are related primarily to local production, contributing to economic and social impact, and, when reinvested, were not subject to income tax and social contribution, before the advent of Federal Law 14.789/2023, which explains the relevant impact on the effective tax rate in the comparative period. In this regard, since August 2024, the group's companies have been obtaining favorable preliminary injunctions in their operations in Brazil that exempt them from paying IRPJ/CSLL on the amounts calculated as government grants for investment related to tax benefits known as presumed ICMS credits. The amounts described in this line are usually impacted by fluctuations in the volume, price and any eventual increases in state VAT (“ICMS”), reflected in other operating income or net sales depending on its nature. At the end of 2023, the amounts related to tax incentives were allocated to the profit reserve, according to note 14 – Changes in equity.

AMBEV S.A.

•	Foreign profit calculation: shows complement of income tax on foreign subsidiaries due in Brazil according to the regulations of Law No. 12,973/14 and taxable adjustments of the foreign companies consolidated in the group.

•	Income tax incentive: refers mainly to income tax incentives granted by the Federal Government to promote regional development in some areas of the North and Northeast of the country. These incentives are recorded in the income statement on an accrual basis and allocated to the tax incentive reserves account, in accordance with item (14.3.1) "Tax incentives" of note 14 – Changes in equity.

•	Withholding income tax: The amount is mainly related to dividends already distributed or to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The recorded values in 2024 are mainly related to withholding tax on dividends distributed in 2024 and the exchange rate variation of the deferred income tax related to subsidiary profits undistributed.

•	Deductible interest on shareholders’ equity (or Interest on Capital – “IOC”): under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on shareholders’ equity, which amount is impacted by the taxable result, profit reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes. On December 29, 2023, the Federal Law No. 14,789/23 was enacted, effective as of January 1, 2024, which limited, as from that date, the equity accounts that could be used in the interest on shareholders’ equity calculation basis.

•	Effect of application of IAS 29 (hyperinflation): our subsidiary in Argentina, which operates in a hyperinflationary economy, is subject to monetary correction of non-financial assets and liabilities, equity and income statement, which, at times, reflects in the consolidated effective tax rate and implies variation between periods.

AMBEV S.A.

9.	PROPERTY, PLANT AND EQUIPMENT

	09/30/2024	12/31/2023
Property, plant and equipment	25,803,212	23,662,728
Right of use assets	2,964,365	2,967,428
	28,767,577	26,630,156

9.1 Changes in the carrying amount of property, plant, and equipment

									Carrying amount
	At December 31, 2022	Cumulative translation adjustment (CTA)	Effects of application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2023	Acquisition cost	Depreciation
Land and buildings	9,698,425	(1,485,238)	663,123	44,741	(481,587)	(3,738)	800,535	9,236,261	14,287,840	(5,051,579)
Plant and equipment	11,589,556	(1,726,730)	779,390	1,230,174	(3,533,364)	(39,135)	2,488,955	10,788,846	39,509,056	(28,720,210)
Fixtures and accessories	1,323,571	(193,404)	86,460	56,419	(541,605)	(13,471)	373,702	1,091,672	7,074,126	(5,982,454)
Under construction	4,349,748	(311,718)	120,197	3,283,918	-	(3,391)	(4,892,805)	2,545,949	2,545,949	-
	26,961,300	(3,717,090)	1,649,170	4,615,252	(4,556,556)	(59,735)	(1,229,613)	23,662,728	63,416,971	(39,754,243)

									Carrying amount
	At December 31, 2023	Cumulative translation adjustment (CTA)	Effects of application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At September 30, 2024	Acquisition cost	Depreciation
Land and buildings	9,236,261	247,632	955,867	16,427	(369,658)	(21,888)	444,331	10,508,972	16,251,037	(5,742,065)
Plant and equipment	10,788,846	282,418	1,018,426	489,051	(2,804,903)	(5,037)	1,701,416	11,470,217	45,507,098	(34,036,881)
Fixtures and accessories	1,091,672	27,458	78,408	29,209	(391,203)	(20,714)	81,093	895,923	7,913,660	(7,017,737)
Under construction	2,545,949	68,167	141,502	2,402,967	-	-	(2,230,485)	2,928,100	2,928,100	-
	23,662,728	625,675	2,194,203	2,937,654	(3,565,764)	(47,639)	(3,645)	25,803,212	72,599,895	(46,796,683)

AMBEV S.A.

9.2 Changes in the carrying amount of right-of-use assets

									Carrying amount
	At December 31, 2022	Cumulative translation adjustment (CTA)	Effects of application of IAS 29 (hyperinflation)	Additions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2023	Acquisition cost	Depreciation
Buildings	1,350,836	(49,482)	11,951	343,028	(451,693)	(30,532)	(1,842)	1,172,266	2,925,946	(1,753,680)
Machinery, vehicles and others	1,743,554	(32,731)	15,496	1,313,799	(773,939)	(475,532)	4,515	1,795,162	3,534,476	(1,739,314)
Total	3,094,390	(82,213)	27,447	1,656,827	(1,225,632)	(506,064)	2,673	2,967,428	6,460,422	(3,492,994)

									Carrying amount
	At December 31, 2023	Cumulative translation adjustment (CTA)	Effects of application of IAS 29 (hyperinflation)	Additions	Depreciation	Disposals and write-offs	Transfers	At September 30, 2024	Acquisition cost	Depreciation
Buildings	1,172,266	50,393	5,778	296,597	(314,788)	(22,338)	(3,023)	1,184,885	3,216,733	(2,031,848)
Machinery, vehicles and others	1,795,162	22,780	20,715	609,709	(659,456)	(8,359)	(1,071)	1,779,480	4,186,706	(2,407,226)
Total	2,967,428	73,173	26,493	906,306	(974,244)	(30,697)	(4,094)	2,964,365	7,403,439	(4,439,074)

AMBEV S.A.

10.	GOODWILL

	09/30/2024	12/31/2023

Balance at the end of the previous year	38,003,640	40,594,038
Effects of cumulative translation adjustment (CTA)	1,706,064	(4,067,916)
Effect of application of IAS 29 (hyperinflation)	2,148,278	1,481,136
Acquisitions, (write-offs) and disposal through business combinations	35,415	(3,618)
Balance at end of the period	41,893,397	38,003,640

Impairment testing

The impairment test is performed annually considering the most accurate estimates calculated by Management. The Company’s Management has not identified any relevant indications of impairment in the nine-month period ended September 30, 2024.

11.	TRADE PAYABLES

	09/30/2024	12/31/2023

Trade payables	19,077,242	21,278,615
Related parties (note 23)	1,994,605	1,916,486
Current	21,071,847	23,195,101

Trade payables	113,281	107,386
Related parties (note 23)	230,144	199,914
Non-current	343,425	307,300

Total	21,415,272	23,502,401

The present value adjustment recorded for trade payables, at September 30, 2024 is R$201 million (R$308 million at December 31, 2023).

The subsidiaries in Argentina, Chile, Paraguay and Panama have discounted trade payables with endorsement (trade payables securitization) with vendors in the amount of R$85 million at September 30, 2024 (R$159 million at December 31, 2023). In general, abovementioned discount transactions occur by legal impositions existing in these jurisdictions. These transactions maintain their commercial characteristics since there are no change in previously established conditions (amount, terms, and counterpart) and its vendor’s choice to carry out the anticipation of its receivables with the Company, therefore, these operations do not result in any additional obligations for the Company.

12.	INTEREST-BEARING LOANS AND BORROWINGS

	09/30/2024	12/31/2023

Secured bank loans	20,507	14,938
Other secured loans	137,143	136,269
Lease liabilities	1,053,439	1,146,884
Current liabilities	1,211,089	1,298,091

Secured bank loans	96,940	111,628
Other secured loans	231,824	279,401
Lease liabilities	1,840,420	1,811,946
Non-current liabilities	2,169,184	2,202,975

Total	3,380,273	3,501,066

AMBEV S.A.

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule is disclosed in note 21 - Financial instruments and risks.

12.1 Contractual clauses (Covenants)

In the nine-month period ended September 30, 2024, as well as at December 31, 2023 and until the date of issue of these interim consolidated financial statements there were no events of default, breach of covenant clauses or significant contractual changes that would result in changes to the payment terms of loan and financing contracts.

12.2 Terms and discount rates of leasing contracts

The Company estimates discount rates based on risk-free interest rates observed in the Brazilian market, for the terms of its contracts, adjusted to their reality (credit spread). Spreads were obtained with financial institutions. The following table shows the weighted average of rates applied considering the terms of the existing contracts:

Rate %
Lease Term	09/30/2024
2024 - 2027	11.08%
2028 – 2035	11.26%

13.	PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company and its subsidiaries are involved in administrative and judicial proceedings and arbitrations arising from the normal course of business. The assessment of the probability of loss, carried out by the Company with the support of its legal advisors, considers the probability of the Company position being accepted at the end of the process, considering the applicable legislation, the case law on the subject and the existing evidence. Due to their nature, these legal proceedings involve inherent uncertainties, including, but not limited to, courts rulings negotiations between affected parties and governmental actions and, as a consequence, Ambev's Management cannot, at this stage, estimate the likely timing of resolution of these matters.

13.1 Provision

The Company and some of its subsidiaries are involved in lawsuits, mainly of a tax, civil and labor nature, which are considered probable of loss, and which are fully provisioned, under the terms of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets. Legal proceedings are considered with a probable likelihood of loss when there is consolidated or binding case law unfavorable to the thesis defended by the Company and its subsidiaries, or, in the case of a factual or evidentiary discussion, when the Company and its subsidiaries do not have the necessary and sufficient evidence to prove the right alleged.

13.1.1 Main legal proceedings with a probable likelihood of loss:

Excise duties: in Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

AMBEV S.A.

Labor: the Company and its subsidiaries are parties to labor proceedings with former employees, including former employees of service providers companies. The main issues involve overtime and related effects and respective charges.

Civil: the Company and its subsidiaries are involved in civil proceedings considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

13.1.2 Provision changes

	Excise duties	Labor	Civil	Other taxes (i)	Restructuring	Total

Balance at December 31, 2022	246,948	132,101	335,934	192,929	11,797	919,709
Effect of cumulative translation adjustment (CTA)	-	(2,774)	(35,824)	(6,283)	(506)	(45,387)
Additions	135,768	247,769	234,556	75,635	3,190	696,918
Provisions consumed	(27,321)	(181,662)	(121,944)	(40,777)	(11,211)	(382,915)
Provisions reversed	(73,223)	(45,497)	(72,545)	(19,057)	-	(210,322)
Balance at December 31, 2023	282,172	149,937	340,177	202,447	3,270	978,003
Effect of cumulative translation adjustment (CTA)	-	288	(613)	5,432	393	5,500
Additions	75,544	201,381	117,269	22,725	17,293	434,212
Provisions consumed	(2,430)	(132,526)	(22,638)	(5,759)	(16,388)	(179,741)
Provisions reversed	(48,245)	(38,485)	(23,079)	(6,845)	-	(116,654)
Balance at September 30, 2024	307,041	180,595	411,116	218,000	4,568	1,121,320

(i) Other taxes refer to provisions for legal proceedings concerning taxes other than excise duties and income taxes. The uncertain tax treatments related to income taxes with a prognosis of probable loss have their value reported directly in the income tax and social contribution payable, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

13.1.3 Expected settlement

	12/31/2023
	Excise duties	Labor	Civil	Other taxes (i)	Restructuring	Total
Current	113,652	67,248	226,736	7,483	3,270	418,389
Non-current	168,520	82,689	113,441	194,964	-	559,614
Total	282,172	149,937	340,177	202,447	3,270	978,003

	09/30/2024
	Excise duties	Labor	Civil	Other taxes (i)	Restructuring	Total
Current	188,823	60,322	226,880	19,737	4,568	500,330
Non-current	118,218	120,273	184,236	198,263	-	620,990
Total	307,041	180,595	411,116	218,000	4,568	1,121,320

(i) Other taxes refer to provisions for legal proceedings concerning taxes other than excise duties and income taxes. The uncertain tax treatments related income taxes with a prognosis of probable loss have their value reported directly in the income tax and social contribution payable, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

The expected settlement of provisions was based on management’s best estimate in conjunction with their internal and external legal advisors at the interim consolidated balance sheet date.

AMBEV S.A.

13.2 Contingencies

The Company and its subsidiaries maintain administrative and judicial disputes with fiscal authorities in Brazil related to certain fiscal positions adopted when calculating the income tax and social contribution, which, based on Management’s current evaluation, probably are going to be accepted in superior court decisions, considering the regular compliance with tax laws, case law, and evidence produced, aligned with IFRIC 23. The Company also has tax actions related to other taxes, which involve risk of a possible loss, according to management's assessment. To these uncertain tax treatments and possible contingencies there are no recorded provisions, due to the assessment carried out. The composition and estimates are as following:

	09/30/2024	12/31/2023

Income tax and social contribution	65,124,386	63,620,985
Value-added and excise duties	27,660,961	26,761,034
PIS and COFINS	1,998,969	3,496,221
Others	1,779,306	1,679,407
	96,563,622	95,557,647

Contingencies with a remote risk of loss are not disclosed, as the possibility of any outflow of resources embodying economic benefits is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

The Company and its subsidiaries have guarantee-insurance and letters of guarantee for some legal actions, presented as guarantee for civil, labor and tax execution or to enable resources of labor nature.

The Company is also a party to other tax lawsuits in which it is an active party and discusses the possibility of recovering or failing to pay taxes which, in Management's opinion, do not have constitutional and/or legal support for their demand. As disclosed in its accounting policy, the Company does not recognize contingent assets. If the inflow of economic benefits becomes probable, according to a prognosis assessment conducted by external legal advisors in addition to Management's internal assessment, the Company discloses the contingent asset. When the inflow of economic benefits becomes virtually certain, such as when the legal decision is final and the gain can be estimated with certainty, the asset is no longer contingent, and the Company recognizes it in the financial statements for the period in which there was a change in estimate occurred.

13.2.1 Main contingencies with a possible risk of loss

The changes in the amount of contingencies reported relate mainly to the increase resulting from monetary restatement. In addition, the main process classified with a possible loss probability, which relevant changed until September 30, 2024, are summarized in the table below, along with their respective estimated values involved in the cases.

AMBEV S.A.

	Uncertainty over the treatment of income taxes In accordance with IFRIC 23 (Note 8 - Income tax and social contribution)	Estimates (in million of Brazilian Reais)
#	Description of the main processes	09/30/2024	12/31/2023
1

Deductibility of Interest on Shareholders’ Equity (or Interest On Capital – “IOC”) expenses

In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Americas, into Ambev. As one of the results of this restructuring, the counterpart registered the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the interest on capital deduction in calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

In all of the cases the Company obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the Lower Administrative Court as well. Regarding the tax assessment for the calendar years 2015 and 2016, in May 2024, Ambev obtained a partially favorable decision from CARF, dismissing the application of the qualified fine. The Company is awaiting the formalization and notification of the mentioned decision to evaluate the applicable appeals, whether in the administrative or judicial sphere.

The updated value of this uncertain tax treatment, in accordance with ICPC 22/IFRIC 23, already assessed, is approximately R$29.1 billion as of September 30, 2024 (R$27.4 billion as of December 31, 2023). Ambev has not recorded any provisions for this matter based on the probability of loss. The uncertain tax position, as per IFRIC 23, continued to be adopted by Ambev as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods. In December 2023, Law No. 14,789/2023 (introduced in August 2023 as Provisional Measure No. 1,185), was enacted in Brazil, which changed the calculation basis for IOC effective as of 1 January 2024. As a result, effective as of 1 January 2024, the uncertain tax treatment, as per IFRIC 23, is limited only to Corporate Income Taxes calculated in accordance with rules and regulations in place prior to the enactment of Law No. 14,789/2023.

		29,147	27,439
2

Disallowance of tax paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive. For the assessments related to the periods of 2015 and 2016, Ambev received unfavorable decisions at the Administrative courts in three out of four tax assessments and filed an appeal to the first-level judicial court which awaits judgment. In July 2024, CARF issued a favorable decision in the case involving the 2012 tax year. The approximate value of the judgment was R$1.4 billion as of September 30, 2024 and the Company awaits formal notification to assess potential impacts on the contingency classification and necessary actions with its external advisors. For the other cases concerning additional tax years, the Company awaits decisions at both administrative and judicial levels. In connection with this matter, additional tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad for the 2015 to 2019 tax years. For the infraction notice related to the 2019 tax year. The company awaits judgment by the first-level administrative court. For the cases concerning the 2016 and 2018 tax years, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In August 2024, CARF issued rulings on cases related to the 2015 and 2017 tax years. The first decision, related to the 2015 case with an approximate value of R$488 million, was unfavorable, while the second decision, for the 2017 case valued at approximately R$661 million, was favorable. Neither decision is final, and the Company awaits formal notification to assess potential impacts and take any necessary additional actions. The updated value of this uncertain tax treatment, classified as a possible loss as per ICPC 22/IFRIC 23 and already assessed, is approximately R$15.7 billion as of September 30, 2024 (R$14.3 billion as of December 31, 2023). Ambev has not recorded any provision in connection therewith. Ambev has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2024). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.

		15,672	14,302
3

Foreign Earnings

Since 2005, the Company and some of its subsidiaries have been assessed by the Brazilian Federal Revenue Service (RFB) regarding the taxation of profits earned by subsidiaries domiciled abroad. Considering these charges illegitimate, the Company is challenging these assessments in both administrative and judicial courts. In 2022 and 2023, CARF issued favorable and partially favorable decisions for the Company. These decisions canceled part of the assessments, recognizing as partially correct the calculations made by the Company regarding the taxable profit in Brazil of foreign-domiciled entities, as well as the inability of Brazilian tax authorities to disregard goodwill amortization by a foreign subsidiary. Some of these decisions represented a definitive success, totaling approximately R$1 billion as of September 30, 2024. In the cases under judicial review, the Company has favorable decisions, subject to review by a higher court. The updated value of this uncertain tax treatment with a possible loss probability, as per ICPC 22/IFRIC 23, already assessed, is approximately R$4.9 billion as of September 30, 2024 (R$6.1 billion as of December 31, 2023). This uncertain tax treatment, as per ICPC 22/IFRIC 23, continued to be applied by the Company and affected tax years following those assessed (2019–2023). Therefore, if Ambev receives similar tax assessments for this period, Ambev management believes the outcome would be the same as those tax years already assessed.

		4,938	6,075

AMBEV S.A.

	Indirect taxes	Estimates (in million of Brazilian Reais)
#	Description of the main process	09/30/2024	12/31/2023
1

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due to the suspension of finished products between its units. The cases are being challenged at both the administrative and judicial levels.

In January 2024, Ambev received a partially favorable decision from the Upper Administrative Court reducing 98% of the amount alleged to be owed by Ambev in this case, corresponding to approximately R$916 million. Ambev filed an appeal at the judicial level against the unfavorable portion of the decision. In the judicial sphere, the first decision obtained in a case on this subject was rendered in July 2022, the decision was unfavorable to Ambev, and it filed an appeal. The Federal Court rendered its decision on the appeal, annulling the first-level decision. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.

		1,198	1,824
2

Social Contributions over bonus products

Since 2015, Ambev has been assessed by the Brazilian Federal Revenue Service (RFB) for the collection of amounts allegedly related to Social Contributions over bonus products. Considering these charges illegitimate, the Company challenged these assessments in both administrative and judicial courts. In March 2023, CARF issued favorable decisions to the Company in the last two cases within the administrative sphere, recognizing the tax treatment applied by the Company to the granted bonuses as correct. In July 2024, the Company was notified of these decisions, which, since they were not contested by the Internal Revenue Service (IRS), represent definitive successes amounting to approximately R$1.2 billion. In the judicial sphere, the Company awaits the judgment of an appeal by the Federal Regional Court. Ambev estimates that the amount involved in these cases as of September 30, 2024, classified as a possible loss, is approximately R$549.8 million (R$1.8 billion as of December 31, 2023).

		549,8	1,776

14.	CHANGES IN EQUITY

14.1 Issued capital

At September 30, 2024, the authorized share capital, fully subscribed, in the amount of R$58,226,036 (R$58,177,929 in September 30, 2023) in the amount of 15,757,657 common shares (15,753,833 in September 30, 2023) nominative, without nominal value, distributed as follows:

	09/30/2024		09/30/2023
Shareholder	Thousands of common shares	%	Thousands of common shares	%
Interbrew International B.V.	8,441,665	53.57%	8,441,666	53.58%
Ambrew S.A.R.L.	1,287,671	8.17%	1,287,671	8.17%
Fundação Zerrenner	1,609,987	10.22%	1,609,987	10.22%
Market (free float)	4,388,852	27.85%	4,403,651	27.96%
Treasury shares	29,482	0.19%	10,858	0.07%
	15,757,657	100.00%	15,753,833	100.00%

	09/30/2024		09/30/2023
	Thousands of common shares	Thousands of Real	Thousands of common shares	Thousands of Real
Beginning balance	15,753,833	58,177,929	15,750,217	58,130,517
Capital increase (i)	3,824	48,107	3,616	47,412
Balance at the end of the period	15,757,657	58,226,036	15,753,833	58,177,929

(i) Capital increase related to the issue of shares, in connection with share-based program.

AMBEV S.A.

14.2 Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
Balance at January 1, 2023	(1,073,506)	53,662,811	700,898	2,049,491	55,339,694
Capital increase	-	-	-	(32,869)	(32,869)
Share buyback, results from treasury shares and share-based payments	(31,241)	-	-	231,363	200,122
Balance at September 30, 2023	(1,104,747)	53,662,811	700,898	2,247,985	55,506,947

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total
Balance at January 1, 2024	(1,011,949)	53,662,811	700,898	2,127,804	55,479,564
Gains/(losses) of controlling interest	-	-	-	1,958	1,958
Share buyback, results from treasury shares and share-based payments	(302,714)	-	-	192,166	(110,548)
Balance at September 30, 2024	(1,314,663)	53,662,811	700,898	2,321,928	55,370,974

14.2.1 Share buyback and treasury shares results

Treasury shares represent the Company’s own issued shares bought back by the Company, and the result of treasury shares related to gains and losses on share-based payment transactions and others. The changes in treasury shares are as follows:

	Acquisition/realization of shares		Treasury shares results	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
Balance at January 1, 2023	8,482	(131,877)	(941,629)	(1,073,506)
Changes during the year	2,376	(28,373)	(2,868)	(31,241)
Balance at September 30, 2023	10,858	(160,250)	(944,497)	(1,104,747)

	Acquisition/realization of shares		Treasury shares results	Total treasury shares
	Thousands of shares	Thousands of Brazilian Reais	Thousands of shares	Thousands of Brazilian Reais
Balance at January 1, 2024	4,384	(63,095)	(948,854)	(1,011,949)
Changes during the year	25,098	(300,689)	(2,025)	(302,714)
Balance at September 30, 2024	29,482	(363,784)	(950,879)	(1,314,663)

14.2.2 Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire Company shares. The share-based payment reserve recorded a charge of R$290,447 on September 30, 2024 (R$269,671 at September 30, 2023) (note 20 – Share-based payments).

14.3 Profit reserves

	Profit reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
Balance at January 1, 2023	22,055,901	4,456	14,846,543	36,906,900
Balance at September 30, 2023	22,055,901	4,456	14,846,543	36,906,900

	Profit reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
Balance at January 1, 2024	25,786,098	4,456	17,399,286	43,189,840
Balance at September 30, 2024	25,786,098	4,456	17,399,286	43,189,840

AMBEV S.A.

There was no change in profit reserves in the nine-month periods ended September 30, 2023 and September 30, 2024.

14.3.1 Tax incentives

The Company recognizes annually in its equity, in the profit reserves line, the tax incentives regarding tax benefits at the government subsidies for the current year.

In general, these incentives are related to industrial development programs that aim to generate employment, promote regional decentralization, and complement and diversify the industrial base of the states. In these states, the grace periods and use and reductions are set out under the respective state normative acts, and when conditions for obtaining these grants exist, they are under Company’s control. The treatment of incentives complies with the provisions of current federal, state and municipal legislation, in particular set by Complementary Federal Law 160/2017 and by Agreement “CONFAZ No. 190/2017”. For the purposes of constituting the tax incentives reserve, the state tax incentives related to excise duties are recognized as government subsidies for investments, regardless of the actual tax treatment given to them, in line with the interpretation of the Superior Court of Justice manifested mainly in the judgment of ERESP No. 1,517,492/PR, as well as in the judgment of Theme No. 1.182 and of the Federal Supreme Court, according to the manifestations expressed in the judgment of Theme No. 843.

The portion of income for the period related to tax incentives, which is estimated to eventually be allocated to the profit reserve at the end of the fiscal year and therefore was not being used as a basis for dividend distribution, was composed of the following:

	09/30/2024	09/30/2023
ICMS (Brazilian state value-added tax)	2,342,120	2,173,355
Income tax	399,534	77,282
	2,741,654	2,250,637

14.3.2 Interest on shareholders’ equity/dividends

There was no payment of dividends or interest on shareholders’ equity by the Company in the nine-month periods ended September 30, 2023 and September 30, 2024.

AMBEV S.A.

14.4 Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
Balance at January 1, 2023	6,753,983	908,521	(664,985)	(6,666)	(130,578)	156,091	(75,437,844)	(68,421,478)
Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	(5,647,643)	-	-	-	-	-	-	(5,647,643)
Cash flow hedges	-	(37,590)	-	-	-	-	-	(37,590)
Actuarial gains/(losses)	-	-	4,139	-	-	-	-	4,139
Total comprehensive income	(5,647,643)	(37,590)	4,139	-	-	-	-	(5,681,094)
Options granted on subsidiaries	-	-	-	6,666	-	-	-	6,666
Gains/(losses) of controlling interest	-	-	-	-	811	-	-	811
Tax on deemed dividends	-	-	-	-	(12,467)	-	-	(12,467)
Balance at September 30, 2023	1,106,340	870,931	(660,846)	-	(142,234)	156,091	(75,437,844)	(74,107,562)

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total
Balance at January 1, 2024	(2,458,382)	697,825	(678,235)	-	(145,675)	156,091	(75,449,667)	(77,878,043)
Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	3,998,332	-	-	-	-	-	-	3,998,332
Cash flow hedges	-	(101,858)	-	-	-	-	-	(101,858)
Actuarial gains/(losses)	-	-	536	-	-	-	-	536
Total comprehensive income	3,998,332	(101,858)	536	-	-	-	-	3,897,010
Gains/(losses) of controlling interest	385,670	(578)	(1,174)	-	133,373	-	-	517,291
Tax on deemed dividends	-	-	-	-	(17,276)	-	-	(17,276)
Balance at September 30, 2024	1,925,620	595,389	(678,873)	-	(29,578)	156,091	(75,449,667)	(73,481,018)

AMBEV S.A.

15.	SEGMENT REPORTING

(a)	Reportable segments nine-month–period ended on September, 30:
	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Net sales	34,886,737	32,771,548	7,753,204	7,248,389	12,392,401	12,295,919	7,384,909	7,431,766	62,417,251	59,747,622
Cost of sales	(17,558,979)	(17,129,140)	(3,593,146)	(3,694,681)	(6,775,847)	(6,021,639)	(3,163,605)	(3,144,851)	(31,091,577)	(29,990,311)
Gross profit	17,327,758	15,642,408	4,160,058	3,553,708	5,616,554	6,274,280	4,221,304	4,286,915	31,325,674	29,757,311
Distribution expenses	(4,649,879)	(4,605,066)	(673,994)	(618,859)	(1,603,059)	(1,548,041)	(1,342,821)	(1,434,254)	(8,269,753)	(8,206,220)
Sales and marketing expenses	(3,501,598)	(3,176,039)	(583,592)	(514,397)	(1,285,951)	(1,096,064)	(752,538)	(822,027)	(6,123,679)	(5,608,527)
Administrative expenses	(2,770,356)	(2,498,819)	(327,902)	(299,715)	(708,554)	(633,577)	(506,588)	(461,069)	(4,313,400)	(3,893,180)
Other operating income/(expenses)	1,671,133	1,316,885	8,313	(12,446)	18,793	31,891	9,695	15,918	1,707,934	1,352,248
Exceptional items	(13,334)	(124,987)	(7,547)	(16,989)	(11,538)	(25,325)	(15,759)	(647)	(48,178)	(167,948)
Income from operations	8,063,724	6,554,382	2,575,336	2,091,302	2,026,245	3,003,164	1,613,293	1,584,836	14,278,598	13,233,684
Net financial results									(1,703,692)	(2,909,242)
Share of results of associates and joint ventures									1,822	(15,163)
Income before income tax									12,576,728	10,309,279
Income tax expense									(2,754,357)	122,734
Net income									9,822,371	10,432,013

Acquisition of property, plant and equipment	2,053,198	2,452,714	367,684	406,888	635,312	656,534	173,794	215,244	3,229,988	3,731,380

AMBEV S.A.

(continued)

	Brazil		CAC (i)		Latin America – South (ii)		Canada		Consolidated
	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023	09/30/2024	12/31/2023

Segment assets	57,448,034	56,974,055	15,009,961	13,692,342	24,029,458	16,084,960	17,551,350	15,856,930	114,038,803	102,608,287
Intersegment elimination									(3,465,330)	(2,162,090)
Non-segmented assets (iii)									36,712,888	32,197,936
Total assets									147,286,361	132,644,133

Segment liabilities	24,454,457	28,841,281	5,180,780	4,981,469	5,475,389	5,095,432	5,447,419	5,130,990	40,558,045	44,049,172
Intersegment elimination									(3,465,331)	(2,161,919)
Non-segmented liabilities (iii)									110,193,647	90,756,880
Total liabilities									147,286,361	132,644,133

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) The non-segmented assets relate primarily to cash and cash equivalents, taxes and investments balances. The non-segmented liabilities, relate primarily to shareholders' equity, taxes and derivatives balances.

Non-current assets attributed to Brazil (country of domicile of the company) and Canada amounted to R$44.6 billion and R$15.0 billion, respectively as of September 30, 2024 (R$45.1 billion and R$13.9 billion, respectively, as of December 31, 2023). The net revenue attributable to the Company's operations in Argentine amount to R$7.0 billion in the nine-month period ended September 30, 2024 (R$7.2 billion as of September 30, 2023), and segmented non-current assets attributed to the same country amounted R$11.0 billion for the same period ended September 30, 2024 (R$5.9 billion as of December 31, 2023).

AMBEV S.A.

(b)	Reportable segments – three-month period ended on September, 30:

	Brazil		CAC		Latin America – South		Canada		Consolidated
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Net sales	11,959,311	11,358,804	2,858,513	2,469,249	4,381,830	3,897,959	2,897,085	2,591,753	22,096,739	20,317,765
Cost of sales	(5,954,799)	(5,858,569)	(1,288,860)	(1,317,879)	(2,498,055)	(1,972,837)	(1,230,889)	(1,073,733)	(10,972,603)	(10,223,018)
Gross profit	6,004,512	5,500,235	1,569,653	1,151,370	1,883,775	1,925,122	1,666,196	1,518,020	11,124,136	10,094,747
Distribution expenses	(1,520,653)	(1,523,667)	(247,973)	(152,709)	(550,900)	(448,112)	(508,739)	(483,331)	(2,828,265)	(2,607,819)
Sales and marketing expenses	(1,093,784)	(1,019,223)	(225,783)	(159,329)	(421,107)	(338,927)	(287,334)	(259,379)	(2,028,008)	(1,776,858)
Administrative expenses	(968,082)	(821,030)	(113,651)	(83,311)	(274,199)	(204,452)	(174,070)	(163,231)	(1,530,002)	(1,272,024)
Other operating income/(expenses)	565,522	494,546	2,142	(16,904)	26,382	(6,060)	1,275	3,153	595,321	474,735
Exceptional items	(6,497)	(3,099)	(3,387)	(2,825)	(6,747)	(10,072)	(2,251)	(647)	(18,882)	(16,643)
Income from operations	2,981,018	2,627,762	981,001	736,292	657,204	917,499	695,077	614,585	5,314,300	4,896,138
Net financial results									(681,525)	(837,896)
Share of results of associates and joint ventures									36,844	1,440
Income before income tax									4,669,619	4,059,682
Income tax expense									(1,103,318)	(44,678)
Net income									3,566,301	4,015,004

The net revenue attributable to the Company's operations in Argentine amount to R$2.3 billion in the three-month period ended September 30, 2024 (R$2.1 billion in the three-month period ended September 30, 2023).

AMBEV S.A.

(c)	Additional information – by business unit – nine and three-month periods ended in:

	Nine-month period ended September 30:						Three-month period ended September 30:
	Brazil						Brazil
	Beer		Soft drinks and Non-alcoholic and non-carbonated		Total		Beer		Soft drinks and Non-alcoholic and non-carbonated		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023

Net sales	28,885,252	27,533,278	6,001,485	5,238,270	34,886,737	32,771,548	9,886,331	9,552,475	2,072,980	1,806,329	11,959,311	11,358,804
Cost of sales	(14,252,701)	(14,123,533)	(3,306,278)	(3,005,607)	(17,558,979)	(17,129,140)	(4,825,072)	(4,790,678)	(1,129,727)	(1,067,891)	(5,954,799)	(5,858,569)
Gross profit	14,632,551	13,409,745	2,695,207	2,232,663	17,327,758	15,642,408	5,061,259	4,761,797	943,253	738,438	6,004,512	5,500,235
Distribution expenses	(3,727,702)	(3,712,906)	(922,177)	(892,160)	(4,649,879)	(4,605,066)	(1,196,033)	(1,224,136)	(324,620)	(299,531)	(1,520,653)	(1,523,667)
Sales and marketing expenses	(3,140,534)	(2,831,057)	(361,064)	(344,982)	(3,501,598)	(3,176,039)	(969,168)	(917,522)	(124,616)	(101,701)	(1,093,784)	(1,019,223)
Administrative expenses	(2,409,986)	(2,172,054)	(360,370)	(326,765)	(2,770,356)	(2,498,819)	(843,057)	(722,307)	(125,025)	(98,723)	(968,082)	(821,030)
Other operating income/(expenses)	1,359,101	988,676	312,032	328,209	1,671,133	1,316,885	461,649	385,146	103,873	109,400	565,522	494,546
Exceptional items	(13,334)	(124,987)	-	-	(13,334)	(124,987)	(6,497)	(3,099)	-	-	(6,497)	(3,099)
Income from operations	6,700,096	5,557,417	1,363,628	996,965	8,063,724	6,554,382	2,508,153	2,279,879	472,865	347,883	2,981,018	2,627,762
Net financial results					(1,097,617)	(1,662,585)					(401,486)	(350,417)
Share of results of associates and joint ventures					2,691	(4,422)					36,592	398
Income before income tax					6,968,798	4,887,375					2,616,124	2,277,743
Income tax expense					(766,215)	1,978,005					(450,639)	576,063
Net income					6,202,583	6,865,380					2,165,485	2,853,806

AMBEV S.A.

16.	NET SALES

In compliance with the Brazilian Federal Law 6,404/76, Company discloses the reconciliation between gross and net sales presented in the consolidated income statement. The values by each operational segment are disclosed in note 15 – Segment reporting.

	Nine-month period ended:		Three-month period ended:
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Gross sales	93,425,564	91,735,377	33,120,469	31,325,320
Excise duty	(19,436,205)	(18,531,708)	(6,989,973)	(6,384,749)
Discounts	(11,572,108)	(13,456,047)	(4,033,757)	(4,622,806)
	62,417,251	59,747,622	22,096,739	20,317,765

At September 30, 2024 the Company calculated R$1,041.0 million (R$1,013.3 million at September 30, 2023), in government grants, registered in the net revenue. Since March 2024, the Group has been obtaining favorable preliminary injunctions in its operations in Brazil that exempt it from paying PIS and Cofins on the amounts calculated as a government grant for investment related to the tax benefits called presumed ICMS credits, under the terms of Law No. 14,789/2024.

17.	OTHER OPERATING INCOME/(EXPENSES)

	Nine-month period ended:		Three-month period ended:
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Government grants/ present value adjustment of long-term fiscal incentives (i)	1,301,119	1,180,889	479,441	425,400
Extemporaneous credits/(debits)	22,913	-	22,913	-
(Additions)/reversals of provisions	(19,910)	(12,517)	(8,009)	(811)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	74,887	54,551	32,998	11,978
Other operating income/(expenses), net	328,925	129,325	67,978	38,168
	1,707,934	1,352,248	595,321	474,735

(i) As detailed in note 16 – Net sales, since March 2024, the Group has been obtaining favorable preliminary injunctions in its operations in Brazil that exempt it from paying PIS and Cofins on the amounts calculated as a government grant for investment related to the tax benefits called presumed ICMS credits, under the terms of Law No. 14,789/2024.

18.	EXCEPTIONAL ITEMS

	Nine-month period ended:		Three-month period ended:
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Restructuring (i)	(47,371)	(72,402)	(18,401)	(16,107)
Legal fees (ii)	-	(94,670)	-	-
Effect of application of IAS 29 (hyperinflation)	(807)	(876)	(481)	(536)
	(48,178)	(167,948)	(18,882)	(16,643)

(i) The restructuring expenses primarily related to centralization projects and resizing in Brazil, Latin America CAC and Canada.

(ii) In 2003 some holders of warrants issued by Cervejaria Brahma filed lawsuits in order to discuss the criteria used in calculating the exercise price of such warrants. In 2023, the Company obtained some final favorable decisions on the matter, which was already classified as a remote loss. The amount recorded in this line refers to the provision for legal fees related to this matter.

AMBEV S.A.

19.	FINANCIAL RESULTS

	Nine-month period ended:		Three-month period ended:
	09/30/2024	09/30/2023	09/30/2024	09/30/2023
Finance income
Income from cash and cash equivalents	1,008,455	602,588	278,719	251,685
Income from debt securities	71,368	40,175	33,558	10,708
Income from other receivables (i)	523,596	644,098	190,181	158,642
Other finance income	42,629	260,772	13,109	67,249
Total of finance income	1,646,048	1,547,633	515,567	488,284

Finance expenses
Interest on accounts payable present value adjustment (ii)	(860,154)	(1,082,349)	(245,661)	(367,398)
Interest on bank debts and tax incentives (ii)	(142,342)	(126,477)	(49,115)	(42,809)
Interest on provision for disputes and litigation	(153,105)	(106,077)	(59,059)	(15,776)
Interest on leases (ii)	(123,769)	(159,512)	(45,031)	(52,026)
Interest on pension plans	(82,400)	(86,727)	(28,886)	(27,420)
Other interest expenses (ii) (iii)	(410,162)	(539,460)	(147,644)	(169,153)
Losses on hedging instruments (iv)	(513,464)	(1,571,276)	(170,325)	(469,394)
Tax on financial transactions	(146,601)	(149,437)	(45,725)	(43,105)
Bank guarantee expenses and surety bond premiums (v)	(215,150)	(163,508)	(98,529)	(48,598)
Other finance expenses	(206,508)	(241,028)	(46,135)	(64,209)
Total of finance expenses	(2,853,655)	(4,225,851)	(936,110)	(1,299,888)

Effect of application of IAS 29 (hyperinflation) (vi)	(243,649)	538,621	(99,444)	145,878
Exchange differences, net (vi)	(252,436)	(769,645)	(161,538)	(172,170)
Other net financial results	(496,085)	(231,024)	(260,982)	(26,292)

Net financial results	(1,703,692)	(2,909,242)	(681,525)	(837,896)

(i) Refers, mainly, to monetary adjustment of recoverable taxes.

(ii) From the 1st quarter of 2024 onwards, the balances previously presented in the line “Interest expense” have been segregated between the lines “Interest on bank debts and tax incentives”, “Interest on accounts payable present value adjustment”, “Interest on leases”, and “Other interest expenses”, including for comparative purposes.

(ii) Includes, among others, interest on tax payment financing, under the terms of the Special Tax Regularization Program (PERT) of 2017.

(iv) Refers to term element, which can be separated and excluded from the designation of the financial instrument as a hedging instrument, is recognized in the financial result, in accordance with IFRS 9 - Financial Instruments.

(v) Description changed to “Bank guarantee expenses and surety bond premiums”, to better reflect the nature of the balances, including for comparative purposes, from the 1st quarter of 2024.

(vi) From the 1st quarter of 2024 onwards, the Company changed the way it presents note 19 – Net financial results. The exchange differences and hperinflation, previously shown between financial income and expenses, are now presented net of the balances under the label "Other net financial results" both in this explanatory note and in the income statements.

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (note 21- Financial instruments and risks).

20.	SHARE-BASED PAYMENTS

Currently the Company has two plans of share-based payment programs: (i) the Stock Option Plan, approved in Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”) and (ii) Share-based Plan, approved in Extraordinary Shareholders Meeting of April 29, 2016, as amended in Extraordinary Shareholders Meeting of April 24, 2020 (“Share-Based Plan”). Under each of these plans, the Company are able to periodically issue different stock options and restricted share units programs. These programs allows certain Group employees and members of the Management, indicated by the Board of Directors and People Committee, to either buy shares of the Company by exercising stock options or receive shares directly.

AMBEV S.A.

20.1 Share-Based Plan

During the period, the Company granted 6,787 thousand restricted shares and performance shares under the Share-Based Plan (6,813 thousand in September 30, 2023), representing a fair value of approximately R$85,384 in September 30, 2024 (R$89,315 in September 30, 2023).

The total number of shares granted to the Company’s executives under the Share-Based Plan, which will be delivered in the future under certain conditions, is shown below:

Restricted and performance shares

Thousand restricted shares	09/30/2024	09/30/2023

Restricted and performance shares outstanding at January	118,996	108,854
New restricted and performance shares during the period	6,787	6,813
Restricted and performance shares granted during the period	(7,307)	(3,765)
Restricted and performance shares forfeited during the period	(3,480)	(4,483)
Restricted and performance shares outstanding at the end of the period	114,996	107,419

20.2 Option Plan

The Company has not granted stock options, neither there were options exercised during the period ended September 30, 2024, and September 30, 2023. The total number of outstanding options developed was as follows:

Thousand options	09/30/2024	09/30/2023

Options outstanding at January	87,961	99,717
Options forfeited during the period	(1,694)	(3,203)
Options outstanding at the end of the period	86,267	96,514

The range of exercise prices of the outstanding options is from R$15.95 in September 30, 2024 (R$15.95 in September 30, 2023) to R$34.18 in September 30, 2024 (R$37.91 in September 30, 2023) and the remaining exercise period for these options ranges approximately between 5 and 53 months. Additionally, there is a stock option program in the vesting period, which cannot be exercised yet.

Of the 86,267 thousand outstanding options (96,514 thousand on September 30, 2023), 68,402 thousand options were vested on September 30, 2024 (65,145 thousand on September 30, 2023).

The weighted average exercise price of the options is as follows:

In R$ per share	09/30/2024	09/30/2023

Options outstanding at January 1	18.86	19.39
Options forfeited during the period	18.50	18.09
Options outstanding at the end of the period	18.93	19.35
Options exercisable at the end of the period	19.16	20.18

AMBEV S.A.

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

20.3 Expenses related to share-based payments

The transactions with share-based payments described above generated an expense of R$291,812 on September 30, 2024 (R$269,574 on September 30, 2023), recorded as administrative expenses.

21.	FINANCIAL INSTRUMENTS AND RISKS

21.1 Financial instruments categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all of the consolidated financial instruments recognized in the financial statements, segregated by category:

	09/30/2024	12/31/2023
Assets
Amortized cost
Cash and cash equivalents less bank overdrafts (note 5.1)	19,784,362	16,059,003
Trade receivables excluding prepaid expenses	7,909,857	7,566,654
Investment securities (note 5.2)	248,018	242,168
Subtotal	27,942,237	23,867,825
Fair value through profit or loss
Investment securities (note 5.2)	1,154,677	277,164
Derivatives hedges (note 21.2)	536,046	379,722
Subtotal	1,690,723	656,886
Total assets	29,632,960	24,524,711

Liabilities
Amortized cost
Trade payables (note 11)	21,415,272	23,502,401
Interest-bearing loans and borrowings (note 12)	3,380,273	3,501,066
Other liabilities	2,504,020	2,129,624
Subtotal	27,299,565	29,133,091
Fair value through profit or loss
Put options granted on subsidiaries (i)	937,670	2,791,088
Derivatives hedges (note 21.2)	185,193	763,005
Other liabilities	318,773	272,647
Subtotal	1,441,636	3,826,740
Total liabilities	28,741,201	32,959,831

(i) Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument was denominated in US Dollars for Tranche A, exercised in January 2024 and remains denominated Dominican Pesos for Tranche B and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

AMBEV S.A.

21.2 Derivative financial instruments

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

					Nine-month period ended: 09/30/2024			Three-month period ended: 09/30/2024
			Fair Value		Gain / (Losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Financial results	Operational result	Equity	Financial results	Operational result	Equity
					Term element	Present element	Hedge accounting effect	Term element	Present element	Hedge accounting effect

Cost		17,576,560	527,969	(179,656)	(499,851)	366,409	83,538	(168,587)	341,930	(118,102)
	Commodities	4,723,695	278,214	(113,550)	(223,532)	(170)	202,929	(57,753)	49,959	238,812
	US Dollars	12,819,450	249,667	(64,255)	(278,808)	365,594	(119,535)	(111,415)	291,757	(357,175)
	Euros	3,977	89	-	(197)	617	546	(41)	363	405
	Mexican Pesos	29,438	(1)	(1,851)	2,686	368	(402)	622	(149)	(144)

Importing of fixed assets		182,914	6,313	(3,238)	(2,966)	6,565	11,207	371	2,571	1,168
	US Dollars	182,914	6,313	(3,238)	(2,966)	6,565	11,207	371	2,571	1,168

Expenses		57,304	1,764	(901)	(1,186)	1,911	3,369	(106)	915	794
	US Dollars	57,304	1,764	(901)	(1,186)	1,911	3,369	(106)	915	794

Financial assets		(573,797)	-	(1,398)	10,445	-	-	8,230	-	-
	US Dollars	(573,797)	-	(1,398)	10,445	-	-	8,230	-	-
Balance at end of the period		17,242,981	536,046	(185,193)	(493,558)	374,885	98,114	(160,092)	345,416	(116,140)

AMBEV S.A.

		12/31/2023			Nine-month period ended: 09/30/2023			Three-month period ended: 09/30/2023
			Fair Value		Gain / (Losses)			Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Financial results	Operational result	Equity	Financial results	Operational result	Equity
					Term element	Present element	Hedge accounting effect	Term element	Present element	Hedge accounting effect

Cost		17,374,318	379,571	(741,901)	(1,485,795)	224,598	127,651	(457,124)	(1,363)	985,512
	Commodities	4,025,739	198,319	(219,325)	(301,482)	(302,542)	(133,734)	(170,021)	(79,143)	(511,534)
	US Dollars	13,200,032	164,916	(522,348)	(1,183,608)	513,234	247,951	(286,803)	72,211	1,465,416
	Euros	37,424	143	(228)	(72)	2,114	(716)	204	1,017	(979)
	Mexican Pesos	111,123	16,193	-	(633)	11,792	14,150	(504)	4,552	32,609

Fixed Assets		249,716	62	(14,637)	(25,861)	76	8,244	(11,853)	1,560	19,435
	US Dollars	249,716	62	(14,637)	(25,861)	76	8,244	(11,853)	1,560	19,435

Expenses		64,675	89	(4,212)	(21,844)	15,263	14,419	(4,266)	(1,564)	7,943
	US Dollars	64,675	89	(4,212)	(21,844)	15,263	14,419	(4,266)	(1,564)	7,943

Financial assets		(59,306)	-	(2,255)	-	-	-	-	-	-
	US Dollars	(59,306)	-	(2,255)	-	-	-	-	-	-
Balance at end of the period		17,629,403	379,722	(763,005)	(1,533,500)	239,937	150,314	(473,243)	(1,367)	1,012,890

As disclosed in its accounting policy, the term element, which can be separated and excluded from the designation of the financial instrument as a hedging instrument, is recognized in the financial result, in accordance with IFRS 9 - Financial Instruments.

AMBEV S.A.

21.2.1 Instrument maturity

As of September 30, 2024 the notional and fair value amounts per instrument and maturity were as follows:

		Notional Value
Hedge position	Risk	2024	2025	>2026	Total

Cost		7,979,615	9,596,945	-	17,576,560
	Commodities	1,603,026	3,120,669	-	4,723,695
	US Dollars	6,343,174	6,476,276	-	12,819,450
	Euros	3,977	-	-	3,977
	Mexican Pesos	29,438	-	-	29,438

Importing of fixed assets		42,853	140,061	-	182,914
	US Dollars	42,853	140,061	-	182,914

Expenses		16,660	40,644	-	57,304
	US Dollars	16,660	40,644	-	57,304

Financial assets		(573,797)	-	-	(573,797)
	US Dollars	(573,797)	-	-	(573,797)
		7,465,331	9,777,650	-	17,242,981

		Fair Value
Hedge position	Risk	2024	2025	>2026	Total

Costs		145,817	202,496	-	348,313
	Commodities	67,973	96,691	-	164,664
	US Dollars	79,607	105,805	-	185,412
	Euros	89	-	-	89
	Mexican Pesos	(1,852)	-	-	(1,852)

Importing of fixed assets		429	2,646	-	3,075
	US Dollars	429	2,646	-	3,075

Expenses		43	820	-	863
	US Dollars	43	820	-	863

Financial assets		(1,398)	-	-	(1,398)
	US Dollars	(1,398)	-	-	(1,398)
		144,891	205,962	-	350,853

21.2.2 Margins pledged as collateral

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at September 30, 2024 the Company held R$355,744 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$197,736 as at December 31, 2023).

AMBEV S.A.

21.3 Classification of financial instruments

	09/30/2024				12/31/2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	1,154,677	-	-	1,154,677	277,164	-	-	277,164
Derivatives – operational hedge	60,279	475,767	-	536,046	53,372	326,350	-	379,722
	1,214,956	475,767	-	1,690,723	330,536	326,350	-	656,886
Financial liabilities
Put options granted on subsidiaries	-	-	937,670	937,670	-	-	2,791,088	2,791,088
Other liabilities	-	-	318,773	318,773	-	-	272,647	272,647
Derivatives liabilities at fair value through profit and loss	1,398	-	-	1,398	2,255	-	-	2,255
Derivatives – operational hedge	19,706	164,089	-	183,795	70,007	690,743	-	760,750
	21,104	164,089	1,256,443	1,441,636	72,262	690,743	3,063,735	3,826,740

21.3.1 Financial instruments level 3

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed in 2020 the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. As at December 2023, ELJ was the owner of 15% of the shares of Tenedora, and its put options was divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, that was exercised on January 31, 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable by ELJ from 2026. The Company, on the other hand, has a call option over Tranche B shares, exercisable from 2029. On September 30, 2024, the fair value of Tranche B held by ELJ, is R$937,670(R$2,791,088 on December 31, 2023, considering the sum of the two tranches existing up to this point).

The fair value of (i) Tranche A was calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option. The fair value of (ii) Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s WACC rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

21.3.2 Reconciliation of changes in the liabilities categorized at Level 3

Financial liabilities at December 31, 2023	3,063,735
Acquisition of investments	(2,040,682)
Total gains and losses during the period	233,390
Losses/(gains) recognized in net income	84,093
Losses/(gains) recognized in equity	149,297
Financial liabilities at September 30, 2024	1,256,443

21.4 Risk management

The Company is exposed to foreign currency, interest rate, commodity price, liquidity, and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy.

AMBEV S.A.

21.4.1 Market risk

21.4.1.1 Interest rate risk: consists of the possibility that the Company may incur losses due to fluctuations in interest rates, which may increase the financial expenses of financial liabilities, and/or decrease the financial income of financial assets, as well as negatively impact the fair value of financial assets measured at fair value. To mitigate this risk the Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions. The Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s and its subsidiaries exposure related to debts. As at September 30, 2024, the Company and its subsidiaries did not hold hedge positions to the exposure described below:

	09/30/2024		12/31/2023
	Risk		Risk
	Interest rate	Amount in Brazilian Real	Interest rate	Amount in Brazilian Real
Brazilian Reais	10.2%	2,265,567	10.1%	2,372,010
Other	12.1%	439,657	11.5%	405,613
US Dollars	14.0%	5,786	14.0%	24
Canadian Dollars	5.8%	434,931	5.6%	480,255
Pre-fixed interest rate		3,145,941		3,257,902

Brazilian Reais	7.8%	234,332	8.1%	243,164
Post fixed interest rate		234,332		243,164

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios which may impact the Company’s future results and/or cash flow.

AMBEV S.A.

Sensitivity analysis of exchange rate variations and commodity price variations:

Transaction	Risk	Fair Value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Increase in commodities price	164,664	200,692	1,345,588	2,526,512
Input purchases		(164,664)	(200,692)	(1,345,588)	(2,526,512)
Foreign exchange hedge	Foreign currency increase	183,649	308,240	3,396,865	6,610,081
Input purchases		(183,649)	(310,258)	(3,915,179)	(7,646,710)
Cost effects		-	(2,018)	(518,314)	(1,036,629)

Foreign exchange hedge	Foreign currency increase	3,075	3,767	48,803	94,532
Capex Purchases		(3,075)	(3,767)	(48,803)	(94,532)
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency increase	863	1,076	15,189	29,515
Expenses		(863)	(1,231)	(51,476)	(102,089)
Result of expense effects		-	(155)	(36,287)	(72,574)

Foreign exchange hedge	Foreign currency increase	(1,398)	(7,316)	(144,847)	(288,297)
Cash		1,398	7,316	144,847	288,297
Financial assets effects		-	-	-	-
		-	(2,173)	(554,601)	(1,109,203)

21.4.1.2 Foreign currency risk: the Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses/income where these are denominated in a currency other than the functional currency of the Group entity. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards, and full deliverable forwards.

21.4.1.3 Commodity Risk: A significant portion of the Company’s raw materials is composed by commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed prices purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

21.4.2 Credit Risk

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represent the maximum exposure to credit risk as at September 30, 2024. As at September 30, 2024, there was no concentration of credit risk in any counterparties in excess of the limits established by the Company’s risk policy. The counterparty risk is reassessed on a quarterly basis.

Customers

A substantial portion of the Company’s sales is made to distributors, supermarkets, and retailers, through a broad distribution network. Credit risk is reduced due to the large number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

AMBEV S.A.

Investments

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

21.4.3 Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following: payments of dividends and interest on shareholders’ equity; capital expenditure; investments in companies; increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments; share buyback programs; and debt servicing.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance capital expenditures, financial liabilities, and dividend payments in the future.

							09/30/2024
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	31,561,074	33,224,469	30,328,031	145,859	13,991	951,016	1,785,572
Secured bank loans	117,447	156,909	31,000	25,181	25,182	50,364	25,182
Other secured loans	368,967	508,579	152,828	159,934	113,643	28,340	53,834
Lease liabilities	2,893,859	3,535,785	1,294,439	959,042	631,893	520,302	130,109
	34,941,347	37,425,742	31,806,298	1,290,016	784,709	1,550,022	1,994,697

							12/31/2023
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	36,817,788	38,453,664	35,522,500	439,912	10,606	808,553	1,672,093
Secured bank loans	126,566	177,794	26,704	25,182	25,181	50,364	50,363
Other secured loans	415,670	594,730	156,040	171,214	134,204	79,381	53,891
Lease liabilities	2,958,830	3,473,027	1,343,980	608,305	552,630	452,614	515,498
	40,318,854	42,699,215	37,049,224	1,244,613	722,621	1,390,912	2,291,845

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends, and interest on shareholders’ equity payable, salaries and charges, put options related to the Company’s participation in subsidiaries and other liabilities, except transactions with related parties.

21.4.4 Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the financial statements.

AMBEV S.A.

The company evaluates its net debt in order to guarantee the continuity of its business in the long term.

	09/30/2024	12/31/2023
Debt details
Interest-bearing loans and borrowings current and non-current	3,380,273	3,501,066
(-) Financial assets at fair value through profit or loss	(1,154,677)	(277,164)
(-) Cash and cash equivalents less bank overdraft	(19,784,362)	(16,059,003)
Net debt/(cash)	(17,558,766)	(12,835,101)

21.5 Offsetting financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party will have the option to settle on a net basis, in case of a default by the counterparty.

21.6 Risks management of climate change and the sustainability strategy

Considering the nature of the Company’s operations there is an inherent exposure to certain risks related to climate change, and relevant sustainability aspects.

There have been no changes in the key risks considered by management compared to those presented in the financial statements for the year ended December 31, 2023.

22.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	09/30/2024	12/31/2023

Collateral given for the Company’s own liabilities	618,074	581,019
Other commitments	1,206,196	1,146,841
	1,824,270	1,727,860

Commitments to suppliers - Property, plant and equipment and Intangible	1,049,955	1,000,817
Commitments to suppliers - Inventories	38,713,739	38,390,957
	39,763,694	39,391,774

As at September 30, 2024 the company had R$594,193 (R$558,182 as at December 31, 2023) of cash guarantees. The amount of fixed assets pledged as collateral are not material.

Most of the balance relates to commitments to suppliers of packaging. These commitments have as its main goal to provide strategic supplies of long term security to the Company, besides providing greater security to vendors in long term investments.

Future contractual commitments as at September 30, 2024 and December 31, 2023 are as follows:

AMBEV S.A.

	09/30/2024	12/31/2023

Less than 1 year	14,921,474	9,619,224
Between 1 and 2 years	10,089,553	9,536,293
More than 2 years	14,752,667	20,236,257
	39,763,694	39,391,774

AMBEV S.A.

23.	RELATED PARTIES

The Company adopts the corporate governance practices recommended and/or required by the applicable laws. Under the Company’s bylaws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Governance Committee of the Company is required to advise the Board of Directors on all transactions with related parties, among other subjects.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also is not permitted to interfere in decisions of any other members of management, and the minutes of meeting of the Board are required to document any decision to abstain from the respective deliberations.

23.1 Transactions with key management members

The key management includes the Statutory Executive Board and Board of Directors. In addition to short-term benefits (primarily salaries), management members are entitled to participate in the share-based payment, as in note 20 – Share-based payments.

Total expenses related to the Company’s management members are as follow:

	Nine-month period ended:		Three-month period ended:
	09/30/2024	09/30/2023	09/30/2024	09/30/2023

Short-term benefits (i)	38,011	36,890	12,072	11,052
Share-based payments (ii)	73,206	61,728	25,218	20,780
Social security (iii)	11,791	5,888	2,969	1,355
Total key management remuneration	123,008	104,506	40,259	33,187

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to compensation expenses of share options, restricted stocks and performance stocks granted to management. In total amounts above exclude remuneration paid to members of the Fiscal Council and Committees.

(iii) These correspond to the social security charges levied on the management’s remuneration.

Except the abovementioned remuneration, the Company has no other types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

23.2 Transactions with the Company's shareholders:

23.2.1 Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at September 30, 2024, and December 31, 2023, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates.

AMBEV S.A.

Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

On September 30, 2024, expenses incurred and recorded by Fundação Zerrenner with third parties for providing these benefits totaled R$257,393 (R$243,716 as at September 30, 2023), of which R$232,243 and R$25,150 were related to active employees and retirees, respectively (R$219,794 and R$23,922 as at September 30, 2023, respectively).

23.2.2 Licensing agreement with AB Inbev

The Company has a licensing agreement with Anheuser-Busch, Inc. S.A./N.V. (“AB Inbev”) to produce, bottle, sell and distribute Budweiser® products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser® products in Guatemala, the Dominican Republic, Paraguay, Bolívia, Nicaragua, Uruguay, Chile, Panama, Costa Rica, Puerto Rico and in certain other CAC countries. In addition, the Company produces and distributes Stella Artois® products under a license to ABI in Brazil and in other Latin America - South countries and Canada and, through a license granted to ABI, can distribute Brahma® products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece.

The Company and its subsidiaries have licensing agreements with the Group Modelo, subsidiaries of AB Inbev to import, produce, promote and sell Corona® products in Brazil, Canada, Argentina e Chile, as well agreements to import, promote and sell Corona® products in Latin America – South. The Company has agreements with Spaten-Franziskaner-Bräu GmbH, a subsidiary of ABI, to produce, promote, advertise and sell Spaten® in Brazil and Canada, and agreements to import and distribute Spaten® products in Uruguay.

The Company and its subsidiaries also have agreements to import, promote and resell Michelob Ultra®, Michelob® and Goose Island® products in Brazil, Argentina, Chile, Uruguay, Paraguay, Guatemala, Dominican Republic, Panama, Puerto Rico, Costa Rica, Nicaragua, and in other CAC countries and Canada.

The Company has a licensing agreement with ABI Inbev that allow the Company and its subsidiaries to produce, promote and market Cutwater® in Canada, and allows ABI to produce, promote, advertise and sell Nutrl® in the United States.

In this context, in period ended September 30, 2024, the Company recorded R$35,963 (R$28,177 as at September 30, 2023) and R$746,893 (R$637,365 as at September 30, 2023) as income and cost of sales relating to licensing, respectively in their consolidated results.

23.3 Transactions with related parties

The Group’s consolidated results includes R$519,629 from sales of products, provision of services and other income in the nine-month period ended September 30, 2024 (R$297,541 in September 30, 2023). Regarding product purchases and other expenses, the Group recorded, in the same nine-month period ended September 30, 2024 the amount to R$2,122,445 (R$2,187,225 in September 30, 2023). Finally, the amount to R$(16,352) also recorded by the Group as Net financial results in Transactions with related parties in the nine-month period ended September 30, 2024 (R$36,398 in September 30, 2023). The Group's main transactions were recorded with the following companies AB Inbev, AB Package, AB USA, Bavaria, Cervecería Modelo, among other.

In addition to those disclosed, the Group had no other significant transactions recorded in its results or equity position during the period.

AMBEV S.A.

List of companies included in the texts above:

Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)

24.	EVENTS AFTER THE REPORTING PERIOD

24.1 Cerbuco Brewing arbitration

Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to the potential breach of certain obligations relating to the joint venture. On October 24, 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is subject to a motion for clarification depending on the outcome of the arbitration process, there may be impact on Cerbuco’s rights. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. The financial impact has not been ascertained by the decision and will depend on further assessment by the Court of Arbitration.

24.1 Share buyback program

In a meeting held on October 30, 2024, the Board of Directors approved, pursuant to article 30, Paragraph 1st, “b”, of Law 6,404/76 and CVM Resolution 77/2022, a share buyback program for the repurchase of shares issued by the Company up to the limit of 155,159,038 common shares (“Program”), with the primary purpose of cancelation, and the shares not canceled may be held in treasury, transferred and/or used to cover any share delivery requirements contemplated in the Company's share-based compensation plans. The Program will be in effect until April 30, 2026, as detailed in the Notice Regarding the Negotiation of Shares Issued by the Company, prepared and disclosed today as provided on Exhibit G of CVM Resolution 80/2022.

The Company has 4,388,851,573 outstanding shares as defined in CVM Resolution 77/2022. The acquisition will be recorded as a debit on the capital reserve in the balance sheet dated as of September 30, 2024. The transaction will be carried out through UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (CNPJ No. 02.819.125/0001-73), Merrill Lynch S.A. Corretora de Títulos e Valores Mobiliários (CNPJ No. 02.670.590/0001-95), Santander Corretora de Câmbio e Valores Mobiliários S.A. (CNPJ No. 51.014.223/0001-49), and Itaú Corretora de Valores S/A (CNPJ No. 61.194.353/0001-64).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer